Mail Stop 6010
      February 23, 2006

VIA U.S. MAIL AND FACSIMILE (801) 568-7711

Terry Atkinson
Chief Financial Officer
Dynatronics Corporation
7030 Park Centre Drive
Salt Lake City, Utah  84121-6618


      Re:	Dynatronics Corporation
		Form 10-KSB for the fiscal year ended June 30, 2005
      Filed September 28, 2005
		File No. 000-12697

Dear Mr. Atkinson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended June 30, 2005

Item 1.  Description of the Business

1. You disclose that you manufacture only 20% of physical medicine products and 16% of aesthetic products in your product line. You also state that during fiscal years 2005 and 2004, 75% and 96% of your sales were self-manufactured physical medicine and aesthetic products, respectively, with the balance being sold as a distributor.
Please clarify in your response and in future filings the nature of the products that would result in the majority of your revenue being generated from products that you manufactured while your product line is comprised of mostly products manufactured by third parties.

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operation, page 9

Fiscal Year 2005 Compared to Fiscal Year 2004, page 10

Net Sales

2. In future filings, please revise this section to identify and describe each of the components resulting in the change in net sales.
For example, we see that sales of aesthetic products experienced a 42% increase in sales over the prior year yet you do not describe the factors that were responsible for the increase. You also state that
Solaris product revenue increased without any additional information.
In addition, you disclose that sales of your legacy 50 Series products declined yet do not quantify the amount of the decline and do not explain why the decrease in sales occurred. In general, MD&A both should identify significant factors responsible for changes in financial statement items and describe why those factors arose or occurred.

Consolidated Financial Statements

Note 1.  Basis of Presentation and Summary of Significant
Accounting
Policies, page F-7

(g) Revenue Recognition

3. We note from your disclosure on page 12 that you have sales incentive programs. Please tell us the nature of your sales incentive programs and how you account for such programs under EITF
01-09. Unless insignificant, please revise future filings to discuss your accounting policy for incentive programs.


Note 11.  Common Stock

4. We see from your statement of stockholder`s equity that you issued
25,000 common stock options for services during fiscal year 2005. Please tell us and revise future filings to include footnote disclosure of the nature of the underlying transactions, including a description of the service you received in return. In addition, please disclose how you determined the fair value of the transaction and the amount recognized as expense.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

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Mr. Atkinson
Dynatronics Corporation
February 23, 2006
Page 2